EXHIBIT 12.1

Curis, Inc.

Calculation of Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
Earnings:
Net loss before income taxes	$(10,747)	$(53,317)	$(60,411)	$(58,981)	$(18,729)	$(12,322)
Add back fixed charges:
Interest portion of rental expense	80	237	203	203	203	203
Interest expense	1,025	3,966	2,777	3,325	3,748	3,842
Amortized premiums related to indebtedness	9	144	48	56	89	105

Total adjusted earnings	$(9,633)	$(48,970)	$(57,383)	$(55,397)	$(14,689)	$(8,172)
Fixed Charges:
Interest portion of rental expense	$80	$237	$203	$203	$203	$203
Interest expense	1,025	3,966	2,777	3,325	3,748	3,842
Amortized premiums related to indebtedness	9	144	48	56	89	105

Total Fixed Charges	$1,114	$4,347	$3,028	$3,584	$4,040	$4,150
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency (2)	$(10,747)	$(53,317)	$(60,411)	$(58,981)	$(18,729)	$(12,322)

(1)	-	Because we had no earnings in each period, it is not possible to calculate the ratio of fixed charges and preference dividends to earnings.
(2)	-	For purposes of this calculations, “earnings” consist of loss before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of premiums related to indebtedness, and the component of rental expense believed by management to be representative of the interest factor for those amounts.